Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-282700
November 25, 2024
Pony AI Inc.
Pony AI Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in this offering will arrange to send you the prospectus, if you request it, by contacting (i) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282-2198, United States, or by telephone at +1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com; (ii) Merrill Lynch (Asia Pacific) Limited, c/o BofA Securities, Inc., Attention: Prospectus Department, One Bryant Park, New York, NY, 10036, United States, or by telephone at +1 (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; (iii) Deutsche Bank AG, Hong Kong Branch, Attention: Asia Equity Capital Market, Level 60, International Commerce Centre, 1 Austin Road West Kowloon, Hong Kong, or by telephone at +852 22038166 or by email at asia.ecm.internal@list.db.com; (iv) Huatai Securities (USA), Inc., Attention: Prospectus Department, 280 Park Ave, 21 E, New York, NY 10017, or by telephone at +1-212-763-8168 or by email at prospectus@htsc-us.com; or (v) Tiger Brokers (NZ) Limited, Attention: Vincent Cheung, Level 27, 151 Queen Street, Auckland Central, Auckland 1010, or by telephone at +64 93-938-128 or by email at ProjectPegasus@itiger.com. You may also access the Company’s most recent prospectus dated November 25, 2024, which is included in Amendment No. 4 to the Company’s registration statement on Form F-1, as filed with the SEC on November 25, 2024, by visiting EDGAR on the SEC website at https://www.sec.gov/Archives/edgar/data/1969302/000110465924122318/tm2310344-29_f1a.htm. The following information supplements and updates the information contained in the Company’s preliminary prospectus dated November 14, 2024. This free writing prospectus reflects the following amendments made in Amendment No. 4 to the registration statement. All references to page numbers are to the page numbers of the prospectus included in Amendment No. 4 to the registration statement.
(1)
Cover Page

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Replace the sixth sentence with the following sentences in the seventh paragraph on the cover page.

Our business is permitted under the applicable PRC foreign investment regulations and no part of our business falls under either the prohibited or restricted categories under the PRC Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version). Additionally, the development and application of autonomous driving system is included in the PRC Catalogue of Encouraged Industries for Foreign Investment (2022 Version) as an industry in China where foreign investments are proactively encouraged.
(2)
Risk Factors

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Replace the eighth sentence with the following sentence in the first paragraph of the risk factor titled “Our success is contingent on our ability to successfully maintain, manage, execute and expand on our existing partnerships and obtain new partnerships with other companies” on page 35.

We outsource the mapping and surveying activities in connection with our autonomous driving technology to three independent qualified mapping data and surveying suppliers in China to collect and handle the necessary data that support our autonomous driving algorithms and functions.

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Add the following risk factor on page 36.

If we are no longer able to benefit from our business cooperation with Sinotrans and other related parties, our business may be adversely affected.
Our strategic partner and related party, Sinotrans, is China’s largest freight logistics company, according to CIFA. Our robotruck business has benefited from this partnership, which has enabled us to co-deploy Level 2++ intelligent trucks and Level 4 autonomous trucks throughout Sinotrans’ certain existing logistics network. In 2022, we (as the controlling shareholder) and Sinotrans jointly established Cyantrons, a company currently offering paid transportation services to Sinotrans to fulfill its freight orders across China. As of the date of this prospectus, Cyantrons operates a fleet of over 160 robotrucks, comprising both Level 2++ intelligent trucks and Level 4 autonomous trucks with safety drivers. For the years ended December 31, 2022, 2023, and the six months ended June 30, 2024, we generated revenue of US$21.2 million, US$22.5 million, and US$12.3 million, respectively, from transportation service fees paid by Sinotrans to Cyantrons. Additionally, we also generated revenues of US$4.2 million, US$0.6 million, and nil, respectively, for the years ended December 31, 2022, 2023 and the six months ended June 30, 2024 from Toyota, a leading OEM and our strategic investor and related party. For further details, see “Related Party Transactions — Other Related Party Transactions.” In the future, we may further expand our cooperation with such related parties, in which case, their revenue contributions to us may increase although there is no assurance of such expansion.
We cannot assure you that we will continue to benefit from our cooperation with Sinotrans or other related parties in the future. Particularly, any change in our relationship with Sinotrans, such as reduced freight order volumes, unfavorable changes to contractual terms, or the termination of the partnership, or with other related parties, could result in a decline in our revenue and negatively impact our financial performance. Additionally, if Sinotrans or any other related party that we transact with faces financial difficulties, operational disruptions, or regulatory challenges, our business could be adversely affected. If we are unable to maintain or replace this partnership with Sinotrans or any other key related party, we would need to identify and establish relationships with alternative business partners to commercialize our robotruck or other services. This could involve substantial time, effort, and costs, with no guarantee of success. Furthermore, the loss of access to key strategic assets and opportunities provided by Sinotrans, including its expansive logistics network across China, or by other related parties could materially and adversely affect our business, prospects, results of operations, and financial condition.
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Add the following sentences after the second sentence in the second paragraph of the risk factor titled “Our business is subject to substantial regulations and may be adversely affected by changes in automotive safety regulations or concerns that drive further regulation of the automobile safety market” on page 38.

Pursuant to these laws and regulations, companies without the requisite license (which is currently subject to foreign investment prohibition and available exclusively to PRC domestic companies) are prohibited from conducting mapping and surveying activities in China. Therefore, we, as a foreign-invested company, have to outsource the mapping and surveying activities in connection with our autonomous driving technology to independent qualified service providers with the requisite license in China, which is permitted by PRC law.
(3)
Regulation

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Add the following sentences after the fifth sentence in the third paragraph on page 163 under the section headed “Regulation — PRC Regulations — Regulations on Foreign Investment.”

Additionally, the PRC authorities also maintain a catalogue which identifies industries in China where foreign investments are proactively encouraged. This catalogue often serves as a reference for local governments in China to formulate and implement their foreign investment support policies.

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Replace the first sentence with the following sentences in the last paragraph on page 163 under the section headed “Regulation — PRC Regulations — Regulations on Foreign Investment.”

Our business is permitted under the applicable PRC foreign investment regulations and no part of our business falls under either the prohibited or restricted categories under the PRC Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version). Additionally, the development and application of autonomous driving system is included in the PRC Catalogue of Encouraged Industries for Foreign Investment (2022 Version) as an industry in China where foreign investments are proactively encouraged. However, we have not received any specific benefits or preferential treatment as a result of this inclusion.
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Replace the last paragraph with the following paragraph on page 165 under the section headed “Regulation — PRC Regulations — Regulations on Autonomous Driving.”

None of our company, our subsidiaries or the former VIEs (before or after the termination of the former VIE arrangements) has engaged in any mapping or surveying activities, or holding the requisite license (which is currently subject to foreign investment prohibition and available exclusively to PRC domestic companies). Rather, our subsidiaries and the former VIEs (which subsequently became our wholly-owned subsidiaries) have been procuring standard and ancillary mapping and surveying services that support their autonomous driving algorithms and functions from independent third-party mapping data and surveying suppliers holding the relevant mapping and surveying license in China. This decision was made not due to a lack of technological capability, but rather both from an economic perspective and for PRC regulatory compliance reasons. In China, such services are generally readily attainable on reasonable terms from a number of renowned domestic technology firms specialized in digital maps and related data services (including, but not limited to, those engaged by us). Those firms provide standard mapping and surveying services not only to autonomous driving companies like us but also to automakers and other ride-hailing and logistics companies. The following table sets forth certain details of our collaboration with the three independent qualified mapping and surveying service providers in China that we transact with. These providers deliver a range of services pursuant to arm’s-length terms typically ranging from one to three years, some of which include renewal options. We do not substantially rely on any of these service providers, and we consider alternative service providers to be readily available in the PRC market, should we decide to replace any of these service providers.
Name of Service Provider	Background Information	Principal Services Procured by Pony	Fee Terms
Amap	A leading domestic digital map, navigation, and location service provider	Real-time maps and transit information on the PonyPilot mobile app and web pages	One-time fixed service fees for the entire contract term
NavInfo	A top-tier domestic supplier of integrated solutions for smart mobility applications	Provision of high-definition digital maps	One-time fixed service fees for the entire contract term
Xianli	A leading domestic supplier of data annotation services for autonomous driving and other commercial applications	The collection and handling of mapping and surveying related data	Service fees determined based on factors including the data quantities and complexity of deliverables and outputs

(4)
Report of Independent Registered Public Accounting Firm

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Amend the date of the report of independent registered public accounting firm to “September 9, 2024 (November 25, 2024, as to the revenue recognition policy of virtual driver operation services disclosed in Note 2)” on page F-2.

(5)
Notes to the Consolidated Financial Statements

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Replace the paragraph under “ii) Virtual driver operation services” with the following paragraphs on page F-19.

The Group’s virtual driver operation service revenues are primarily generated from the operation of the driverless taxi services and robotruck logistics services.
For robotaxi services, the Group is obliged to provide ride-hailing services, with agreed upon destination, to riders as a principal through its robotaxis. The customers are individual passengers. The Group charges service fees calculated by trip mileage. There is only one performance obligation identified for each contract, the taxi service. The robotaxi services revenue is recognized over time as the Group provides the taxi services. For the contracts with customers where promotional discounts are provided to riders, the discounts are netted against revenues. The associated cost of revenue incurred primarily comprised of fuel costs, depreciation of robotaxis, labor costs and other costs directly attributable to providing the driverless taxi services.
For robotruck logistics services, the Group is obliged to provide freight transportation services, with agreed upon destination, to the customers as a principal through its robotrucks fleets. The customers are corporate entities and the Group charges fixed service fees determined by mileage and by tonnage. There is only one performance obligation identified for each contract, the freight transportation service. The Group recognizes revenue over time as it performs services in the contract because the customers receive the benefit of the services as goods are transported from one location to another. If the Group were unable to complete delivery to the destination, another entity would not need to re-perform the transportation service already performed. As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. Management estimates the progress based on mileage completed to total mileage to be transported. It normally takes only one to three days for the Group to complete the performance obligation. The associated cost of revenue incurred primarily comprised of fuel costs, tolls, insurance costs, depreciation of property and equipment, labor costs and other costs directly attributable to providing the robotruck logistics services.
(6)
Notes to the Unaudited Condensed Consolidated Financial Statements

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Replace the paragraph under “ii) Virtual driver operation services” with the following paragraphs on page F-67.

The Group’s virtual driver operation service revenues are primarily generated from the operation of the driverless taxi services and robotruck logistics services.
For robotaxi services, the Group is obliged to provide ride-hailing services, with agreed upon destination, to riders as a principal through its robotaxis. The customers are individual passengers. The Group charges service fees calculated by trip mileage. There is only one performance obligation identified for each contract, the taxi service. The robotaxi services revenue is recognized over time as the Group provides the taxi services. For the contracts with customers where promotional discounts are provided to riders, the discounts are netted against revenues. The associated cost of revenue incurred primarily comprised of fuel costs, depreciation of robotaxis, labor costs and other costs directly attributable to providing the driverless taxi services.
For robotruck logistics services, the Group is obliged to provide freight transportation services, with agreed upon destination, to the customers as a principal through its robotrucks fleets. The customers are corporate entities and the Group charges fixed service fees determined by mileage and by tonnage. There is only one performance obligation identified for each contract, the freight transportation service. The Group recognizes revenue over time as it performs services in the contract because the customers receive the benefit of the services as goods are transported from one location to another. If the Group were unable to complete delivery to the destination, another entity would not need to re-perform the transportation service already performed. As control transfers over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. Management estimates the progress based on mileage completed to total mileage to be transported. It normally takes only one to three days for the Group to complete the performance obligation. The associated cost of revenue incurred primarily comprised of fuel costs, tolls, insurance costs, depreciation of property and equipment, labor costs and other costs directly attributable to providing the robotruck logistics services.